AB 2/28

KH 2/25

11015744

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-36594

SEC Mail Processing Section
RECEIVED
FEB 25 2011
WASH, D.C.
211

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Larimer Capital Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1720 S. Bellaire St., Suite 1110
(No. and Street)

Denver	Colorado	80222
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Adam Carmel (303)573-5511
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Spicer Jeffries LLP
(Name – *if individual, state last, first, middle name*)

5251 S. Quebec Street, Suite 200	Greenwood Village	CO	80111
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

KH 2/28

OATH OR AFFIRMATION

I, Adam Carmel, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Larimer Capital Corporation, as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NOTARY PUBLIC
PAMELA S. DuFAULT
STATE OF COLORADO

Adam M. Carmel
Signature

President
Title

Pamela S. DuFault
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity of Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital (including reconciliation of X-17A-5 Part II filing with this Rule 17a-5(d) report, if applicable).
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independant Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SPICER JEFFRIES LLP
CERTIFIED PUBLIC ACCOUNTANTS

LARIMER CAPITAL CORPORATION

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2010

The report is filed in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a **PUBLIC DOCUMENT**.

LARIMER CAPITAL CORPORATION

TABLE OF CONTENTS

SPICER JEFFRIES LLP
CERTIFIED PUBLIC ACCOUNTANTS
5251 SOUTH QUEBEC STREET • SUITE 200
GREENWOOD VILLAGE, COLORADO 80111
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

INDEPENDENT AUDITORS' REPORT

The Board of Directors of
Larimer Capital Corporation

We have audited the accompanying statement of financial condition of Larimer Capital Corporation (the "Company") as of December 31, 2010 that you are filing pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Larimer Capital Corporation as of December 31, 2010 in conformity with accounting principles generally accepted in the United States of America.

Spicer Jeffries LLP

Greenwood Village, Colorado
February 12, 2011

LARIMER CAPITAL CORPORATION

STATEMENT OF FINANCIAL CONDITION
December 31, 2010

ASSETS		
Cash and cash equivalents	$	172,370
Commissions receivable		12,382
Prepaid expenses		9,247
Furniture and equipment, net of accumulated depreciation of $112,468 and $106,569, respectively		6,194
Deposit with clearing broker		50,000
Other assets		4,725
Total assets	**$**	**254,918**
LIABILITIES AND STOCKHOLDER'S EQUITY		
LIABILITIES:		
Commissions payable and accrued liabilties	$	6,900
COMMITMENTS AND CONTINGENCIES (Notes 3, 4 and 5)		
STOCKHOLDER'S EQUITY (Note 2):		
Common stock, no par value; 50,000 shares authorized; one share issued and outstanding		89,000
Retained earnings		159,018
Total stockholder's equity		248,018
Total liabilities and stockholder's equity	**$**	**254,918**

The accompanying notes are an integral part of this statement

LARIMER CAPITAL CORPORATION

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Business

Larimer Capital Corporation (the "Company") is registered as a broker-dealer with the Securities and Exchange Commission, with its principal activities consisting of financial consulting as a registered investment advisor, traditional securities business and sales of life and disability insurance policies. The Company is also a member of the Financial Industry Regulatory Authority, Inc. ("FINRA").

Basis of Accounting

Revenues, related expenses, commissions receivable and payable are recorded on a trade-date basis, which is the date a transaction is executed. Investment advisory and management fees are recognized over the term of the contract. Consulting fees are recognized as services are performed.

Commissions receivable are typically received in full shortly after the receivable is recorded and management has determined that no allowance for uncollectible amounts is necessary. The Company historically has not experienced losses from uncollectible accounts.

Clearing Deposit

Deposits include $50,000 deposited with RBC Correspondent Services, Inc. ("RBC") to offset certain risks assumed by RBC related to clearing and settling securities and cash transactions on behalf of the Company's customers.

Furniture and Equipment

Furniture and equipment is stated at cost. Depreciation is provided utilizing straight-line and accelerated methods over the estimated useful lives for owned assets, ranging from 3 to 5 years.

Agreement with Clearing Broker

The Company, under Rule 15c3-3(k)(2)(ii), is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission. The Company does not carry or clear customer accounts. Accordingly, all customer transactions are executed and cleared on behalf of the Company by its clearing broker on a fully disclosed basis. The Company's agreement with its clearing broker provides that as clearing broker, that firm will make and keep such records of the transactions effected and cleared in the customer accounts as are customarily made and kept by a clearing broker pursuant to the requirements of Rules 17a-3 and 17a-4 of the Securities and Exchange Act of 1934 (the "Act"). It also performs all services customarily incident thereto, including the preparation and distribution of customers' confirmations and statements and maintenance margin requirements under the Act and the rules of the Self Regulatory Organizations of which the Company is a member.

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

The Company has elected to be treated as an S-corporation for income tax purposes. Accordingly, taxable income and losses of the Company are reported on the income tax return of the Company's stockholder and no provision for income taxes has been recorded in the accompanying financial statements.

The Company is required to determine whether a tax position is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any tax related appeals or litigation processes, based on the technical merits of the position. The Company files an income tax return in the U.S. federal jurisdiction, and may file income tax returns in various U.S. states. The Company is not subject to income tax return examinations by major taxing authorities for years before 2007. The tax benefit recognized is measured as the largest amount of benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized results in the Company recording a tax liability that reduces net assets. However, the Company's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof.

NOTE 2 - NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. At December 31, 2010, the Company had net capital and net capital requirements of $227,852 and $50,000, respectively. The Company's net capital ratio (aggregate indebtedness to net capital) was 0.03 to 1. According to Rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1.

NOTE 3 - OPERATING LEASES

The Company has a noncancelable operating lease for office space which expires in July 2012. In addition, the Company has entered into a noncancelable operating lease for an automobile used by the stockholder. The lease agreement expires in July 2012.

Future minimum lease payments are as follows:

Year Ending December 31,	Amount
2011	63,568
2012	32,794
	$ 96,362

Rental expense for all operating leases was $64,288 and $64,866 for the years ended December 31, 2010 and 2009 respectively.

NOTE 4 - EMPLOYEE BENEFIT PLANS

The Company's employees are covered by a defined benefit plan (the "Plan"). Retirement benefits are based on years of service and the average employee's compensation. All employees age 21 and older who have completed one year and 1,000 hours of service are eligible to participate in the Plan. Participating employees become vested in the Plan after five years of participation.

The Company makes contributions based on actuarial assumptions made by their Plan administrator, subject to limits set forth by the Internal Revenue Service. Contributions are intended to provide for benefits attributed to service provided to the Company to date.

The Plan's assets are administered by an outside party, but managed by the Company's sole stockholder and participant.

NOTE 4 - EMPLOYEE BENEFIT PLANS (continued)

The following table sets forth the Plan's funded status and amount recognized:

	December 31, 2010	December 31, 2009
Total plan assets	$ 865,271	$ 678,143
Fair value of Plan assets at end of year	865,271	661,143
Funded status	**$ -**	**$ (17,000)**
Employer contributions	**$ 138,145**	**$ 102,000**
Present value of the total plan accrued benefits	**$ 448,898**	**$ 386,909**

Assumptions used in the accounting for the defined benefit plan were:

	December 31, 2010	December 31, 2009
Assumed discount rate	6.72%	6.52%
Rate of compensation increase	0%	0%
Expected long-term rate of return	6.72%	6.52%

The Company's benefit plan asset allocations by asset category are as follows:

	December 31, 2010	December 31, 2009
Cash and money market	31%	10%
Fixed income securities	61%	80%
Equity securities	2%	3%
Real estate investment	6%	7%
	100%	100%

NOTE 5 - FINANCIAL INSTRUMENTS, OFF-BALANCE SHEET RISK AND CONTINGENCIES

The Company is in business as a securities broker-dealer registered with the Securities and Exchange Commission and the Financial Industry Regulatory Authority. In the normal course of business, the Company's activities through its clearing broker involve the execution, settlement and financing of various securities transactions. These activities may expose the Company to off-balance sheet risk. In the event a customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations.

The Company bears the risk of financial failure by its clearing broker. If the clearing broker should cease doing business, the Company's receivable from this clearing broker could be subject to forfeiture.

The Company's financial instruments, including cash and cash equivalents, receivables, prepaid expenses, payables and other liabilities are carried at amounts that approximate fair value due to the short-term nature of those instruments.

NOTE 6 - SUBSEQUENT EVENTS

The Company has performed an evaluation of subsequent events through the date the financial statements were issued. The evaluation did not result in any subsequent events that required disclosures and/or adjustments.

SPICER JEFFRIES LLP
CERTIFIED PUBLIC ACCOUNTANTS
5251 SOUTH QUEBEC STREET • SUITE 200
GREENWOOD VILLAGE, COLORADO 80111
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors of
Larimer Capital Corporation
1720 S. Bellaire St., Suite 1110
Denver, CO 80222

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2010, which were agreed to by Larimer Capital Corporation, the Securities and Exchange Commission, the Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Larimer Capital Corporation compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Larimer Capital Corporation's management is responsible for the Larimer Capital Corporation's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2010, with the amounts reported in Form SIPC-7 for the year ended December 31, 2010 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Spicer Jeffries LLP

Greenwood Village, Colorado
February 12, 2011

LARIMER CAPITAL CORPORATION

GENERAL ASSESSMENT RECONCILIATION
PURSUANT TO FORM SIPC-7
DECEMBER 31, 2010

General Assessment per Form SIPC-7, including interest	$	1,051
Less payment made with Form SIPC-6		(518)
Amount paid with Form SIPC-7	**$**	**533**